Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST NEW YORK, NY 10001 ____ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON
July 27, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, NE Washington, D.C. 20549	----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Attn:	Michael Fay
Terence O’Brien
Benjamin Richie
Margaret Schwartz

Re:	Rosecliff Acquisition Corp I
Amendment No. 1 to Registration Statement on Form S-4
Filed June 28, 2023
CIK No. 0001833498

Dear Mr. Fay:

On behalf of our client, Rosecliff Acquisition Corp I, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 12, 2023 (the “Comment Letter”), with respect to the Company’s supplemental response dated June 27, 2023 (the “Prior Response Letter”), each relating to the above-referenced registration statement on Form S-4 submitted on May 2, 2023 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).

The Company has publicly filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4, Filed June 28, 2023

Summary, page 25

1.	We note your response to previous comment 4. Please revise to explain how the potential per share value of the shares owned by non-redeeming shareholders will be $10 and will also not change based on the redemption level.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 32 of the Registration Statement.

United States Securities and Exchange Commission

July 26, 2023

Ownership of the Combined Company, page 26

2.	In the graphic on page 30 you show the post-Business Combination ownership structure with a title that says “full redemptions.” Directly below the table you state: “This level of ownership interest assumes: (a) no RCLF public stockholder exercises redemption rights with respect to his/her/its shares for a pro rata portion of the funds in RCLF’s trust account….” Please revise to reconcile these statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 31 of the Registration Statement.

Risk Factors, page 51

3.	Where appropriate, please include a risk factor discussing the current state of artificial intelligence regulation within the United States and your other potential markets, the potential for new laws or rules to materially impact the company and whether these risks were included in your discussions and analysis of Spectral’s projections and valuation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the Registration Statement.

4.	We note your response to previous comment 7, which we reissue in part. Please tell us whether your sponsor has substantial ties with a non-U.S. person or is controlled by a person with substantial ties with a non-U.S. person, or has any members who are controlled by a non-U.S. person or that have substantial ties with a non-U.S. person. Please also tell us whether Spectral is, is controlled by, or has substantial ties with a non-U.S. person.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Registration Statement.

We may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous..., page 97

5.	We note the revised disclosure in response to previous comment 33 and reissue in part. Here, or elsewhere, please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 99 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 117

6.	We note on page 124 that $7.4 million in Spectral transaction costs were capitalized and offset against the proceeds of the Business Combination and reflected as a reduction to additional paid in capital. Please clarify your pro forma accounting for any Spectral transaction costs in excess of these proceeds. As part of your response, provide us your calculation of the proceeds of the Business Combination.

Response: In response to the Staff’s comment, the Company has revised Spectral transaction costs to expense transaction costs in excess of the proceeds of the Business Combination on pages 120, 122, 124 and 125. In accordance with ASC 805-10-23 and SAB topic 5A, transaction costs are recorded as expense, except direct transaction costs that can offset proceeds in an offering (i.e. the Business Combination), assuming no additional redemptions, proceeds of the Business Combination are $4.7 million, thus $2.7 million of Spectral’s transaction costs will be recorded as expense and $4.7 million will be recorded against additional paid-in capital. Assuming maximum redemptions, there are no proceeds of the Business Combination, thus the full $7.4 million Spectral’s transaction costs will be recorded as expense.

United States Securities and Exchange Commission

July 26, 2023

7.	We note there are 45,645,354 stock options that are anti-dilutive in the table on page 127 and only 2,169,282 dilutive stock options in the table on page 126. Please provide us your calculation of how the 2,169,282 dilutive stock options was determined. In addition, reconcile for us the 45,645,354 shares of common stock equivalent on pages 127 and F-86 with the 35,964,000 on page F-85. Lastly, provide an additional or expanded table on page 119 to reflect ownership interests immediately after the Business Combination on a fully diluted basis, indicating by footnote average exercise prices, exercisability, etc.

Response: In response to the Staff’s comment, the Company has revised the table of anti-dilutive securities on page 127 to represent the number of securities after the Business Combination, by applying the exchange ratio to Spectral historical anti-dilutive securities. The Company has updated diluted net income to equal basic net income for the unaudited pro forma statement of operations for the year ended December 31, 2022, as the Combined Company has a loss for that period.

The following table provides a reconciliation of common stock equivalents on pages 127 and F-86:

March 31, 2023
Table Page F-85 - Table of outstanding options for 2018 Plan	35,964,000
Page F-85 - Investor Options outstanding (outside of 2018 Plan)	9,681,534
Total options outstanding Table Page 127 and F-86	45,645,534

Further, the Company has expanded the table on page 127 to reflect ownership interests immediately after the Business Combination on a fully diluted basis:

8.	Please provide us your analysis of whether pro forma information should be provided for the Private Placement.

Response: In response to the Staff’s comment, the Company respectfully notes that at present, the private placement is not a probable material transaction as Spectral does not have any commitment for any potential private placement and thus has been excluded from the unaudited pro forma financial statements. This is consistent with the updated capitalization sections of the Registration Statement.

Information about RCLF, page 147

9.	We note your response to previous comment 11, which we reissue in part. Please revise page 302 to state whether the general provision requiring the Court of Chancery of the State of Delaware as the exclusive forum applies to any complaint asserting a cause of action arising under the Securities Act.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 110, 115, 294, 298 and 303 of the Registration Statement.

Legal Proceedings, page 156

10.	We note that you have received a shareholder demand letter claiming that your registration statement “omits material information with respect to the transactions.” Please clarify which “transactions” are referenced and revise to provide the current status and how you plan to respond to the demand.

Response: In response to the Staff’s comment, the Company notes that it had incorrectly disclosed the date of the shareholder demand letter and has revised its disclosure on page 147 of the Registration Statement.

Information About Spectral, page 173

11.	We note your revised disclosure in response to previous comment 15 and reissue in part. Where you make a claim that is supported by “industry literature,” please provide a citation to and, at each source’s first instance, include language summarizing the material conclusions of such literature. Additionally, on page 183 you similarly state: “In the DFU indication, our accuracy is also above physician accuracy in head-to-head studies.” Please revise to state the physician accuracy rate in your cited head-to-head studies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 165 and 175 of the Registration Statement. The Company has also removed the statement on page 175 regarding physician accuracy with respect to DFU.

United States Securities and Exchange Commission

July 26, 2023

Business Focus and Milestones, page 180

12.	We note your response to previous comment 16, which we reissue in part. You state that you plan to “further the DeepView System design, develop the AI algorithm, and take the necessary steps to obtain FDA approval for [y]our DeepView GEN 3 System.” Here, and throughout the document when referring to future regulatory approvals, please include a statement acknowledging that FDA, or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. Additionally, the figure on page 180 shows a footnote 1 in the title, but no corresponding footnote appears below the table. Please revise to provide the text of footnote 1.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement to state that FDA, or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. The Company has also removed footnote 1 from the title of the figure on page 172.

13.	We note your response to previous prior comment 20. With respect to the “Horizon applications” shown in the pipeline table on page 180, it appears these indications are not material enough to be included in your pipeline table. You state on page 179 that venous leg ulcers is a primary horizon indication for your DeepView System yet you will look to advance a proof-of-concept clinical study over the next few years. Additionally, you do not provide any disclosure concerning the current developmental status of your indications of tissue diagnosis for limb amputation and tissue diagnostics relating to critical limb ischemia. Please revise to remove the “Horizon applications” from the table or further revise to provide the basis that these applications are material enough to be included in your pipeline table at this time.

Response: In response to the Staff’s comment, the Company has removed the Horizon applications from the pipeline table on page 172 of the Registration Statement.

Clinical Validation and Regulatory Pathway, page 192

14.	We note your response to previous comment 18, which we reissue in part. On page 52 you state that BARDA exercised its Option 1A and 1B expansions and may exercise further options to extend the term of the contract subject to contract milestones and decision gates. Please revise your disclosure to describe these milestones and decision gates and the options. In this regard please provide additional information or more detailed information than Figure 9 on page 193. Further, in your description of your MTEC grant on page 194 you state that MTEC will pay you a firm fixed fee based upon your achievement of certain milestones described in the agreement through April 5, 2025. Please revise to describe these milestones.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 185 of the Registration Statement with respect to the BARDA contract and 186 of the Registration Statement with respect to the MTEC grant.

Spectral’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, Sources of Liquidity, page 218

15.	We note your contract with BARDA has a potential funding of up to $96.9 million and aggregate funding through March 31, 2023 was $47.6 million. Please revise your discussion to provide additional insight and analysis regarding the potential funding up to $96.9 million if future options are executed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 210 of the Registration Statement.

The RCLF Board’s Reasons for the Approval of the Business Combination, page 243

16.	We note your updated disclosure on page 34 regarding your commercialization potential in response to previous comment 3. Please revise your similar discussion on page 244 to also state that approval or clearance from the FDA and comparable regulatory bodies may never be obtained.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 33 and 236 of the Registration Statement.

United States Securities and Exchange Commission

July 26, 2023

Certain Projected Information, page 245

17.	We have reviewed your response to prior comment 29 but it does not appear that the correction to the operating expense line item on page 247 has been made. Please revise, accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 239 of the Registration Statement.

Exhibits

18.	Please ensure that all material agreements, to include the Sponsor Letter Agreement, are filed as exhibits to the registration statement. Refer to Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure to the Exhibit Index of the Registration Statement.

General

19.	We note that the information shown on slide 29 of your investor presentation dated as of June 22, 2023, filed as an attachment to your Form 8-K, filed June 22, 2023, appears to differ from the information included in the prospectus. For example, it appears the peer company analysis on slide 30 differs from that disclosed on page 242, the pro forma shares outstanding on page 119 is 18,338,716, whereas in the presentation it is 20.8 million and the sources and uses of funds on page 45 differs from slide 29 as well. Please revise to reconcile or advise.

Response: In response to the Staff’s comment, the Company respectfully notes that the differences identified by the Staff are a result of differences in authors, intended audiences and timing, as described below:

The investor presentation filed as an attachment to the Company’s Form 8-K, filed June 22, 2023, was prepared in June 2023 by Spectral’s financial advisor, Cantor Fitzgerald & Co., for the purpose of providing the presentation to a limited number of a potential private placement investors in Spectral, with any such potential private placement to occur prior to the consummation of the Business Combination. The peer company analysis on page 242 of the Registration Statement was prepared in January and February of 2023 by the RCLF management team for the purposes of the RCLF Board’s evaluation of Spectral in connection with a potential acquisition. The disclosures on pages 45 and 119 of the Registration Statement do not include the effects of a private placement in Spectral given that, at present, the private placement is not a probable material transaction as Spectral does not have any commitments for any potential private placement. The audience for the investor presentation, however, was potential private placement investors and therefore the pro forma shares outstanding and the sources and uses of funds in the investor presentation assumed the completion of a potential private placement.

* * *

Please do not hesitate to contact Michelle Gasaway at (213) 687-5122 or Michael Chitwood at (212) 735-2535 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Michelle Gasaway

cc:	Michael P. Murphy, Rosecliff Acquisition Corp I
Wensheng Fan, Spectral MD Holdings, Ltd.
Reed Smith LLP